July 12, 2008
Ms. Susann Reilly
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

RE:	The Cato Corporation Form 10-K for Fiscal Year Ended February 2, 2008 and filed April 1, 2008 Schedule 14A filed April 11, 2008 File No. 1-31340
Dear Ms. Reilly:
In the Exchange’s comment letter dated July 1, 2008 you have requested that future filings identify the companies that comprise the “Retail Industry Total Remuneration Survey” of the Company’s outside consultant. The survey is comprised of approximately 100 companies and in the interest of brevity we did not list the component companies in Schedule 14A. I have enclosed a listing of the component companies in the 2008 survey (based on 2006 data).
We have some concern that listing approximately 100 companies would make the proxy more difficult to read. In order to satisfy Item 402(b)(2)(xiv) of Regulation S-K in future filings, as well as continue to make the Schedule 14A more “user-friendly”, would it be possible to break the survey down into the number of companies within retail segments as opposed a full listing of the individual companies covered by the survey?
The Cato Corporation makes the following acknowledgments:
•	That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions, please contact me at (704) 940-7832.
Sincerely,
Stuart L. Uselton
Executive Vice President
Chief Administrative Officer

8100 Denmark Road
P.O. Box 34216
Charlotte, North Carolina 28234
(704) 554-8510

2006 Total Remuneration Report: Retail Industry	Hay Group

List of Participants

Abercrombie & Fitch	Gap	Saks
Ace Hardware	Banana Republic	Save Mart Supermarkets
Advance Auto Parts	Forth and Towne	Sears Holdings Corporation
Aeropostale	Gap Stores	Kmart
Ahold USA	Gap Inc. Direct	Sears, Roebuck and Company
Stop & Shop Supermarket	Gap Outlet	ShopKo Stores
Alex Lee	Old Navy	Smart & Final
American Collectibles Network-	Hallmark Cards-Retail	Stage
Jewelry Division	Harris Teeter	Bealls
American Eagle Outfitters	Helzberg Diamonds	Palais Royal
American Girl Place Stores	Home Depot	Peebles
Andersons	J. C. Penney	Stage Stores
Ann Taylor	J.Crew	Staples
AutoZone	Kohl’s	SuperValu
Bally	Lands’ End	Target
Belk	Limited Brands	TJX
Best Buy	Bath & Body Works	Tommy Hilfiger
Bon-Ton Stores	Express	Too
Carter’s	Henri Bendel	Toys “R” Us
Chico’s	Limited Stores	Babies “R” Us
Children’s Place	Victoria’s Secret Direct	Toys “R” Us Stores
Coach	Victoria’s Secret Stores	United Supermarkets
Costco	Linens ’n Things	Wal-Mart
CVS	Liz Claiborne	Sam’s Club
Dick’s Sporting Goods	Lowe’s	Stores and Super Stores
Dollar General	Meijer	Williams-Sonoma
Dollar Tree Stores	Mervyns	Outlet Stores
Family Dollar Stores	Michaels Stores	Pottery Barn
Federated Department Stores	Neiman Marcus Group	Pottery Barn Kids Store
Bloomingdale’s	Bergdorf Goodman	West Elm
Bloomingdales.com	New York & Company	Williams-Sonoma Home
Lord & Taylor	Nordstrom	Williams-Sonoma Stores
Macy’s East	Office Depot
Macy’s Florida	OfficeMax
Macy’s Home Store	Pacific Sunwear of California
Macy’s Midwest	Pathmark Stores
Macy’s North	Payless ShoeSource
Macy’s Northwest	PETsMART
Macy’s South	Phillips-Van Heusen
Macy’s West	Pier 1 Imports
Macys.com	Polo Ralph Lauren
FedEx Kinko’s Office	RadioShack
and Print Services	Richemont North America
Confidential and Proprietary

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